Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh Stephen Krikorian Charli Gibbs-Tabler Matthew Derby

	Re:	Adit EdTech Acquisition Corp. Amendment No. 9 to Registration Statement on Form S-4 Filed August 7, 2023 File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to orally conveyed comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on September 7, 2023 with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, Amendment No. 7 thereto filed with the Commission on June 8, 2023, Amendment No. 8 thereto filed with the Commission on July 14, 2023, and Amendment No. 9 thereto filed with the Commission on August 7, 2023.

For the Staff’s convenience, the substance of the Staff’s comments as we understand it has been restated into this response letter in italics.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

September 12, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

1.	Please reconcile the language regarding termination rights in Section 5(d) and 10(b) of the most recent Foundry USA Pool Terms of Service (the “Foundry Agreement”).

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the term “Pool” is defined in the first sentence of the Foundry Agreement to mean the “Foundry USA Pool.” The term “Service” is defined in Section 5(a) of the Foundry Agreement to mean the “other services/products that may be added to the Pool based on the Pool site.”

Section 5 of the Foundry Agreement governs the Service offered by Foundry Digital LLC (“Foundry”). Based on conversations Griid Holdco LLC (“GRIID”) has had with Foundry, GRIID understands that neither GRIID nor Foundry interprets Section 5(d) to define or limit either party’s rights to terminate the Foundry Agreement. Instead, Section 5(d) is limited to Service as a narrower concept and relates to the limitation of Foundry’s liability and absence of any notice requirements in the event Foundry modifies, suspends, interrupts, and/or terminates the Service as opposed to termination of GRIID’s access and use rights to the Pool and Service which are specifically addressed in Sections 10(b) and 10(c).

Throughout the Foundry Agreement, whenever the parties intended to address the Pool or Service independently, only the term Pool or Service is used. For example, in the Foundry Agreement, Pool is used without including Service in 13 instances, Service is used without reference to Pool in 6 instances, including Section 5(d), Pool and Service are used together in 13 instances, and Pool and/or Service is used in 2 instances. Clearly, the Foundry Agreement intended to distinguish the two terms or only the term Service would be used in all instances of Pool and Service if the term Service was intended to also include the Pool. Moreover, there would be no need to use “Term and/or Service” in Sections 7(a) and (d), or in Section 7(a) to list as separate items “. . .Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information . . . .”

2.	What was the effective date of the most recent Foundry Agreement?

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the most recent Foundry Agreement is effective as of August 28, 2023.

3.	Please confirm that the most recent Foundry Agreement, as adopted, is identical to what was previously confidentially submitted to the Staff, or if not, please identify any changes.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

September 12, 2023

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the text of the most recent Foundry Agreement is identical to what was previously confidentially submitted to the Staff.

4.	Do the amendments to the Foundry Agreement which became effective in March 2023 (the “March 2023 Amendments”) change GRIID’s accounting policies? If not, why not?

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the March 2023 Amendments changed GRIID’s accounting policies in respect of the determination of the contract duration insofar as the March 2023 Amendments provide both parties the unilateral ability to terminate the contract without cause at any time. As such, the contract duration is considered the delivery of hash over a period less than 24 hours, as opposed to 24 hours.

In addition, GRIID concluded that revenue remained constrained under ASC 606-10-32-12 as it was probable that a significant revenue reversal could occur prior to the end of each day when all variables were known (i.e., the constraint is lifted). In determining whether revenue was constrained, GRIID evaluated the following factors outside of GRIID’s control:

•

The quantity of digital asset transaction fees may have fluctuated significantly throughout a given day based on the total transactions occurring on the network and the available global hashrate. For example, during the second quarter of 2023, transaction fees ranged from about 13 bitcoin to 635 bitcoin for a given day.

•	The network difficulty could be variable throughout the day.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

September 12, 2023

•	Customer fees were variable based upon the payout structure which is governed by hashrate contributed (i.e., tiered structure whereby the more hashrate contributed results in a lower relative fee).

•	GRIID may have been instructed to curtail power usage by their power providers, or may elect, for other business purposes, to reduce contributed hash rate.

•	The total global hashrate contributed throughout the day was not known until the end of each day for purposes of determining the transaction price.

Therefore, the March 2023 Amendments changed GRIID’s determination of the contract duration to a period of less than 24 hours. GRIID’s determination that revenue remains constrained is not impacted by the March 2023 Amendments.

5.	If GRIID changes its revenue recognition policy to utilize a contractual duration of less than 24 hours, would GRIID continue to report revenue based on a 24-hour contract duration?

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and advises the Staff that during the period under which the March 2023 Amendments were effective (i.e., March 28, 2023 through August 27, 2023), GRIID changed its accounting policy to a period of less than 24 hours. However, due to the variable consideration constraint, GRIID computed revenue at the end of each 24-hour period for all contracts during that period. GRIID calculated revenue utilizing spot rates throughout the day as well as the prior 24-hour contract period utilizing the beginning of the day bitcoin spot rate. Under both scenarios, the revenue calculated was materially the same (i.e., either contract duration resulted in a materially similar amount of revenue recognized). Therefore, GRIID concluded that it would not compute revenue over a less than 24-hour contract period, and instead would continue to compute revenue over a 24-hour contract duration.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP